SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
        PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. __)*

                     China Biopharmaceuticals Holdings, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    16936V106
                                 --------------
                                 (CUSIP Number)

                                February 2, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 16936V106                                               Page 2 of 5
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     GCE Property Holdings, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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NUMBER OF      5    SOLE VOTING POWER

SHARES              2,000,000 shares of Common Stock (See Item 4)
               --------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            0
               --------------------------------------------------------------
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           2,000,000 shares of Common Stock (See Item 4)
               --------------------------------------------------------------
PERSON         8    SHARED DISPOSITIVE POWER

WITH                0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,000,000 shares of Common Stock (See Item 4)
-----------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                      [ ]
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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     6.4% (See Item 4)
-----------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     CO
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
                                  SCHEDULE 13G

CUSIP NO. 16936V106                                               Page 3 of 5

Item 1(a).     Name of Issuer:

               China Biopharmaceuticals Holdings, Inc. (the "Issuer").

Item 1(b).     Address of Issuer's Principal Executive Offices:

               Suite 1601, Building A, Jinshan Tower
               No. 8, Shan Xi Road
               Nanjing, Jiangsu
               China
               210009

Items 2(a),
(b) and (c).   Name of Persons Filing, Address of Principal Business Office and
               Citizenship:

               This Schedule 13G is being filed on behalf of GCE Property Holdings, Inc. (the "Reporting Person").

               The mailing address of the Reporting Person is 1290 Avenue of the Americas, New York, NY 10104.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).     CUSIP Number:

               16936V106

Item 3.        Not applicable

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    2,000,000 shares of Common Stock*

               (b)  Percent of class:

                    Based on 30,016,715 shares of Common Stock of the Issuer outstanding as of February 6, 2006, plus 1,000,000 shares of Common Stock issuable upon the exercise of certain warrants issued to the Reporting Person, the Reporting Person holds approximately 6.4%* of the issued and outstanding Common Stock of the Issuer.

                                  SCHEDULE 13G

CUSIP NO. 16936V106                                               Page 4 of 5

               (c)  Number of shares to which such person has:

                    (i) Sole power to vote or direct the vote: 2,000,000 shares of Common Stock*

                    (ii)  Shared power to vote or direct the vote: 0

                    (iii) Sole power to dispose or to direct the disposition of:
                          2,000,000 shares of Common Stock*

                    (iv) Shared power to dispose of or direct the disposition of: 0

               *The Reporting Person beneficially owns an aggregate of 2,000,000 shares of Common Stock. Of the foregoing 2,000,000 shares of Common Stock, 1,000,000 shares are issuable upon the exercise of certain warrants issued to the Reporting Person.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of a Group.

               Not applicable

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G

CUSIP NO. 16936V106                                               Page 5 of 5

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2006

                                           GCE PROPERTY HOLDINGS, INC.


                                           By: /s/Kenneth Henderson
                                               ---------------------------------
                                               Name:  Kenneth Henderson
                                               Title: President